Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 25, 2014 relating to the consolidated financial statements of First Majestic Silver Corp. and subsidiaries (“First Majestic”) and the effectiveness of First Majestic’s internal control over financial reporting appearing in the Annual Report on Form 40-F of First Majestic for the year ended December 31, 2013 as filed on March 27, 2014.

Chartered Accountants

Vancouver, Canada

March 27, 2014